Exhibit 99.1

Perfect World Entered Into Agreements to

Acquire Shares in Shanda Games

(Beijing, China — April 21, 2014) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced that it has entered into a share purchase agreement to acquire a total of 30,326,005 class A ordinary shares of Shanda Games Limited (NASDAQ: GAME) (“Shanda Games”), a leading online game developer, operator and publisher in China.  Pursuant to the share purchase agreement, the Company will acquire these shares from a wholly-owned subsidiary of Shanda Interactive Entertainment Limited, the controlling shareholder of Shanda Games, for a total consideration of US$100 million in cash.  The purchase is expected to be consummated in 30 days, subject to the satisfaction of customary closing conditions.

In addition, Perfect World has also entered into an adherence agreement to become a party to the consortium agreement dated as of January 27, 2014 between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P., an affiliate of Primavera Capital Limited, and participate as a new member of the consortium (the “Consortium”) in the proposed “going private” transaction with respect to Shanda Games.  The Consortium has submitted a preliminary non-binding proposal letter dated January 27, 2014 (the “Proposal”) to the board of directors of Shanda Games, whereby the Consortium proposed to acquire Shanda Games in a “going private” transaction for US$3.45 per class A or class B ordinary share of Shanda Games, or US$6.90 per ADS.  The Proposal constitutes only a preliminary indication of the interest of the Consortium and is subject to negotiation and execution of definitive agreements relating to the proposed acquisition transaction.

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China.  Perfect World primarily develops online games based on proprietary game engines and game development platforms.  Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends.  Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” “Empire of the Immortals,” “Return of the Condor Heroes,” “Saint Seiya Online,” “Swordsman Online” and “Holy King;” an online casual game: “Hot Dance Party;” and a number of web games and mobile games.  While a majority of the revenues are generated in China, Perfect World operates its games in North America, Europe, Japan, Korea and Southeast Asia through its own subsidiaries.  Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, and the Russian Federation and other Russian speaking territories.  Perfect World intends to continue to explore new and innovative business models and is committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements.  These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  Potential risks and uncertainties include, but are not limited to, Perfect World’s ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere.  Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.  Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang — Vice President, Capital Market & Corporate Communications

Joanne Deng — Associate Investor Relations Director

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Jung Chang

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: jchang@christensenir.com